Exhibit 4.3

Dear   Mr. Yu Chun Ming（余春明）:

It is my pleasure to extend the following offer of employment to you on behalf of Maxclean Holdings Ltd.

Title:      Interim Chief Executive Officer.

Reporting Relationship: The position will report to:

Board of Directors

Job Goals:

To manage and develop the sales, production and the whole operation of the Company to achieve the following target net profit for the coming years:

2013 - Targeted Net Profit of RMB 5 millions

2014 - Targeted Net Profit of RMB 10 millions

2015 - Targeted Net Profit of RMB 20 millions

Base Salary:  Will be paid monthly of US$8,000  which is equivalent to US$96,000  on an annual basis.

Vacation and Personal Emergency Time Off: Vacation is accrued at 21 days on an annual basis. Personal emergency days are generally accrued per company policy.

Phone/Travel Allowance: Normal and reasonable expenses will be reimbursed on a monthly basis per company policy and upon completion of the appropriate expense request form.

Start Date:	04/09/2013

Your employment with Maxclean Holdings Ltd. is at-will and either party can terminate the relationship with 1 month notice.

You acknowledge that this offer letter, along with the final form of any referenced documents (such Stock Repurchase Plan, Job Description, Bonus Goals, etc.), represents the entire agreement between you and Maxclean Holdings Ltd. and that no verbal or written agreements, promises or representations that are not specifically stated in this offer, are or will be binding upon Maxclean Holdings Limited.

If you are in agreement with the above outline, please sign below. This offer is in effect for five days.

Signatures:

(Maxclean Holdings Ltd.)	(Mr. Yu Chun Ming余春明)

Date：04/09/2013